Reply to the Attention of	Michael T. Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	michael.shannon@mcmillan.ca
Our File No.	232661
Date	November 9, 2018

Via EDGAR correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:      Matthew Derby and Folake Ayoola

Dear Sirs/Mesdames:

Re:	TechMedia Advertising Inc.
Registration Statement on Form 10
Filed September 11, 2018
File No. 000-52945

We are counsel for and write on behalf of TechMedia Advertising Inc. (the “Company”) in response to the United States Securities and Exchange Commission’s (the “Commission”) letter of October 5, 2018 (the “Comment Letter”).

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 1 to the Company’s registration statement on Form 10 filed on September 11, 2018 (the “Form 10 Amendment”).

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Commission’s Comment Letter, and that the page numbering referred to in the Company’s responses corresponds to the page numbering in the Form 10 Amendment.

Commission Comment:

Form 10 Filed September 11, 2018

Item 1. Business, page 3

November 9, 2018

1.

You state that you have agreed to acquire 100% of the issued and outstanding shares in the capital of IBASE in exchange for the issuance of an aggregate of 18,998,211 post-reverse stock split shares of your common stock to the shareholders of IBASE. Please revise your disclosure to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration will be claimed and state briefly the facts relied upon to make the exemption available.

Company Response:

The Company has revised its disclosure on page 5 of the Form 10 Amendment to provide as follows:

“With respect to our shares of common stock to be issued to the shareholders of IBASE, we intend to rely on the exemption from registration under the Securities Act provided by Rule 903 of Regulation S based on the representations and warranties of the shareholders of IBASE contained in the Share Exchange Agreement.”

2.

We note your disclosure on page 4 that you are a shell company. Please revise to provide risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Company Response:

The Company has added risk factor disclosure starting at page 22 of the Form 10 Amendment to address the consequences of the Company’s shell company status.

Commission Comment:

Key Customers, page 13

3.

We refer to the "Revenue % (Estimated)" column for each of IBASE's key customers. To provide context, please revise to provide IBASE's total revenue and the financial periods represented. Separately, we refer to material contracts disclosure on page 15. Please revise to provide the material terms of the contracts, including duration and termination provisions, as applicable.

Company Response:

The Company has revised the disclosure starting on page 13 of the Form 10 Amendment with respect to Key Customers as follows:

November 9, 2018

S/N	Customer	Logo	Service	Product	Terms	Estimated Revenue SGD	Estimated Revenue%
Financial Year Ending June 30, 2018 (Total Revenue @ approximately SGD1,440,000.00)
1	SMECEN Pte Ltd		Supply of SaaS-based ERP Solutions and Regulatory Compliance Systems	Turnkey	One-Time Project Fees billed on job completion	$334,800.00	23%
2	Agri-Food & Veterinary Authority of Singapore (AVA)		Supply of Enterprise Property Management System	UBERIQ	One-Time Project Fees billed on job completion	$160,000.00	11%
3	Ministry of Foreign Affairs		Enhancement & Maintenance of Enterprise Integrated Financial System	UBERIQ	One-Time Project Fees billed on job completion	$90,000.00	6%
4	Knight Frank Property Asset Pte Ltd		Enhancement of Asset & Facilities Management System	UBERIQ	One-Time Project Fees billed on job completion	$40,000.00	2%
5	Singapore Police Force		Enhancement & Maintenance of Asset & Facilities Management System	UBERIQ	One-Time Project Fees billed on job completion	$88,660.00	6%

November 9, 2018

Financial Year Ending June 30, 2017 (Total Revenue @ approximately SGD1,420,000.00)
1	Ministry of Foreign Affairs	Enhancement of Enterprise Integrated Financial System	UBERIQ	One-Time Project Fees billed on job completion	$268,000.00	19%
2	Knight Frank Property Asset Pte Ltd	Supply of Enterprise Leasing, Asset& Facilities Management System	UBERIQ	One -Time Project Fees billed on job completion	$43,000.00	3%
3.1	Singapore Police Force	Supply of Enterprise Financial& Inventory System	UBERIQ	One -Time Project Fees billed on job completion	$20,000.00	1%
3.2	Singapore Police Force	Annual Maintenance Fees	UBERIQ	Recurring Fees	$75,000.00	5%
4	YR Industries Pte Ltd	Annual Maintenance Feefor Enterprise Human Resource Information System	UBERIQ	Recurring Fees	$12,000.00	1%
5.1	Singapore Corporative Rehabilitative Enterprises	Enhancement of Enterprise Human Resource Information System	UBERIQ	One -Time Project Fees billed on job completion	$28,750.00	2%
5.2	Singapore Corporative Rehabilitative Enterprises	Annual Maintenance Fee for Enterprise Human Resource Information System	UBERIQ	Recurring Fees	$14,000.00	1%

In addition, the Company has revised the disclosure on page 15 of the Form 10 Amendment with respect to Material Contracts as follows:

S/N	Parties	Logo	Subject of Agreement	Date of Agreement	Terms of Contract	Duration	Termination Provisions
1	Association of Small Medium Enterprises (ASME)		Memorandum of Understanding for partnership of IT- Related Initiatives for Inland Revenue Authority (IRAS) and Accounting and Corporate Regulatory Authority (ACRA) of Singapore	June1st 2016	Memorandum of understanding to express interest to jointly embark on an IT initiative.	No fixed date.	This MOU shall be terminated by either party in writing.
2	Knight Frank Property Asset Pte Ltd		Application Services Collaboration Agreement for Propertye-Portal Solutions	December 28th 2016	Supply ofProperty e-Portal Solutions to Knight Frank & its clients based on fees shown in Schedule1	Commenced from effective date for a period of 5 years.	Without affecting any other rights or remedy available, either party may terminate this Agreement with immediate effect by giving written notice based on conditions stated in Clause 13.2 of Agreement.

November 9, 2018

Commission Comment:

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 24

4.

You state on page 27 that your plan of operations over the next twelve months is to complete the Amended Share Exchange Agreement with IBASE and to move forward with the business of IBASE upon closing of such agreement. Provide revise to provide details of your specific plan of operations, including detailed milestones, and the anticipated time frame for beginning and completing each milestone.

Company Response:

The Company has revised the disclosure starting on page 26 of the Form 10 Amendment with respect to the specific plan of operations, including detailed milestones, and the anticipated time frame for beginning and completing each milestone as follows:

Task		Start	Finish	Duration
Research & Development ($300,000)		Nov. 1, 2018	Oct. 30, 2019	52 weeks
•	Establish a R&D team to develop innovative products and run pilot projects for the industry (e.g. Big Data Analytics, Artificial Intelligence, Machine Learning, IoT Integrations, Service Platforms, etc.)
Branding Exercise ($200,000)
•	Evaluate & Appoint Branding Consultant	Nov. 1, 2018	Nov. 28, 2018	4 weeks

•	Execution of Branding Strategies	Nov. 29, 2018	May 15, 2019	24 weeks
Sales & Marketing ($125,000)
•	Recruitment of Chief Marketing Officer	Nov. 1, 2018	Dec. 26, 2018	8 weeks

•	Chief Marketing Officer to establish business collaborations and strategic partnerships (e.g. Channel Partnerships & resellers for local and overseas markets)	Dec. 27, 2018	Oct. 30, 2019	44 weeks
Technology Team ($300,000)
•	Review compensation schemes for existing technical team	Nov. 1, 2018	Dec. 12, 2018	6 weeks

•	Additional (replacements) headcounts to enhance technology capabilities	Dec. 13, 2018	Feb. 5, 2020	60 weeks
HR Management ($80,000)
•	Engage a HR Consultant to review existing Human Resource Management Processes and Practices	Nov. 1, 2018	Jan. 23, 2019	12 weeks

•	Execute strategies to improve HR Process and Policies and evaluate and appoint outsourcing companies	Jan. 24, 2019	July 10, 2019	24 weeks

•	Outsourcing of Human Resource Management Processes	July 11, 2019	Dec. 25, 2019	24 weeks

November 9, 2018

Investor Relations & Strategic Financial Advisors ($120,000)
•	Engagement of Investor Relations Consultants to support financing activities	Nov. 1, 2018	Oct. 30, 2019	52 weeks

•	Engagement of Strategic Financial Advisors to support operation strategies	Nov. 1, 2018	Oct. 30, 2019	52 weeks

Commission Comment:

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 31

5.	Please disclose the natural person(s) with voting or investment power over the shares owned by Ternes Capital Ltd.

Company Response:

The Company has disclosed the natural person with voting and investment power over the shares owned by Ternes Capital Ltd. in a footnote to the beneficial ownership table on page 32 of the Form 10 Amendment.

Commission Comment:

Item 10. Recent Sales of Unregistered Securities, page 38

6.	Please provide the information required by Item 701 of Regulation S-K for the issuances of convertible notes in the past three years.

Company Response:

The Company has provided the information required for the issuances of the convertible notes in the past three years by IBASE starting on page 38 of the Form 10 Amendment.

Commission Comment:

ITEM 15. Financial Statements Schedules and Exhibits, page 43

7.	Please revise to provide updated audited financial statements for both TechMedia Advertising, Inc. and IBASE. Refer to Item 8-08 of Regulation S-X.

Company Response:

The Company has revised the Form 10 Amendment to update audited financial statements for both the Company and IBASE.

November 9, 2018

On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 893-7638 at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours truly,

/s/ Michael Shannon

Michael T. Shannon

MTS